Exhibit 99.1

Millennials and Generation Z Are Driving the Digital-first Future of Customer
Experience

NICE inContact CX Transformation Benchmark finds digital-native use of artificial intelligence, chatbots, and social messaging are shaping modern customer service

Salt Lake City, December 3, 2019 – NICE inContact (Nasdaq: NICE) today announced findings from its global research study exploring the impact of Millennials and Generation Z on digital-first omnichannel customer experiences. The third annual 2019 NICE inContact Customer Experience (CX) Transformation Benchmark details how understanding younger generations’ use of and expectations around next-generation solutions like artificial intelligence (AI) and digital channels including private social messaging are fundamental to building exceptional, best-in-class customer experiences.

As Millennials and Generation Z become dominant consumer groups, with Generation Z purchasing already reaching an estimated $100 billion according to research conducted by Barkley, their comfort level and familiarity with multiple digital channels including social messaging and chatbots means organizations, no matter their size, must provide digital-first omnichannel experiences to meet consumer expectations and effectively compete in the experience economy.

Key findings from the study include:

•
Almost 60% of Generation Z and Millennials have used private social messaging for customer service. In contrast, 38% of Gen X, 19% of Baby Boomers and 16% of Silent Generation have done so. The majority of Generation Z and Millennials also want companies to allow them to interact with customer service using private social messaging apps (72% and 69%, respectively).

•
Consumers are using AI more and feeling more positive about chatbots over time. Half of all consumers have used AI for any purpose (50%), compared to 2018 (45%). This can be attributed to a significant increase in the use of an automated assistant/chatbot online (34%, up from 25% in 2018). Generation Z and Millennials are more likely to agree that chatbots make it easier and quicker for their issues to get resolved, and are also the most likely of all generations to have used all forms of AI for any purpose, as well as for customer service.

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Half of consumers who start with AI are transferred to a live agent, and age is a significant factor when it comes to AI and the importance of the human touch. While chatbot usage and performance are improving – and preferences and attitudes are changing – most consumers want to be informed if they are using a chatbot (92%) and 91% of all consumers prefer a live agent. However, this preference follows a downward trend generationally: 98% of the Silent Generation, 96% of Baby Boomers, 91% of Generation X, 86% of Millennials and 83% of Generation Z say they prefer a live agent.

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Seamless digital-first omnichannel experiences are vital to positive customer experiences. Most consumers (93%) want seamless omnichannel experiences, and yet they are increasingly giving companies a poor rating on seamlessly switching between channels – 73% give companies a poor rating, up from 67% in 2018. This is especially important for meeting and exceeding the expectations of Millennials and Generation Z, who are the most likely to have experienced omnichannel customer service (16% and 21%, respectively).

“Understanding the nuances of what consumers expect, and how they actually engage with brands via a myriad of digital channels, and integrating these in-demand channels seamlessly to deliver digital-first omnichannel experiences, is key to sustainable growth,” said Paul Jarman, NICE inContact CEO. “The NICE inContact CX Benchmark looks beyond education around demographic customer service trends and gets to the root of what makes new channel options attractive. Millennials and Generation Z are bellwethers of what consumers expect and are increasingly likely to recommend a company on social media based on personal experiences – the influence they wield is tremendous.”

NICE inContact CXone delivers the world’s most comprehensive digital-first omnichannel offering in the Contact Center as a Service (CCaaS) market. With digital-first omnichannel, CXone now makes it possible for organizations of all sizes across the globe to reach more customers using voice and a vast range of digital channels such as SMS text, Facebook Messenger, Twitter, or WhatsApp – all unified on the CXone cloud customer experience platform.

Key findings of the NICE inContact CX Transformation Benchmark demonstrate that as consumer preferences evolve and the types and numbers of digital service channels continue to proliferate, companies must look to improve the channels they have in place while expanding the ways customers are able to reach them. The research demonstrates that a seamless digital-first omnichannel approach is crucial to win in today’s experience economy.

About the 2019 NICE inContact Customer Experience (CX) Transformation Benchmark
NICE inContact surveyed more than 2,550 consumers across the globe on their most recent customer service experiences across 13 different channels – both agent-assisted and self-service. For more information and to download the full research report, please click here.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.